Global Ship Lease, Inc.

c/o Portland House

Stag Place

London SW1E 5RS

United Kingdom

September 14, 2012

VIA EDGAR

Re:	Global Ship Lease, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 13, 2012
File No. 001-34153

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cvrkel:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following responses to the Staff’s comments to Global Ship Lease, Inc.’s (the “Company”) Form 20-F for the fiscal year ended December 31, 2011, filed on April 13, 2012 (File No. 1-34153), as contained in the Staff’s comment letter, dated September 4, 2012.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. To assist your review, we have reproduced the text of the Staff’s comments in italics below.

Annual Report on Form 20-F for the year ended December 31, 2011

Financial Statements

Notes to the Consolidated Financial Statements, page F-7

11. Long	Term debt, page F-17

1.	Your response to prior comment 3 indicates that “you did not consider it probable that there would be a breach of the leverage ratio covenant as at November 30, 2012.” Please revise future filings to indicate the likelihood that you will be able to comply with this covenant at the next measurement date for the covenant.

We will comply with your request to indicate in future filings the likelihood that we will be able to comply with the leverage ratio covenant at its next measurement date.

Form 6-K dated August 15, 2012

2.

We note the presentation of the non-GAAP measure EBITDA on page 8. Please note that EBITDA, by definition, means earnings before interest, taxes, depreciation and amortization. However, based upon the reconciliation on page 8 it appears that you have excluded expenses related to impairments and realized and unrealized gains and losses on interest rate derivatives from your calculation of EBITDA. Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted

EBITDA. Please refer to question 103.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations regarding non-GAAP measures and revise the presentation of your non-GAAP measure accordingly in future filings.

We will comply with your request to refer in future filings to Adjusted EBITDA, where we are not discussing a pure version of EBITDA, being earnings before interest, taxes, depreciation and amortization.

Please do not hesitate to call the undersigned at +44 207 869 5103 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber

Chief Executive Officer